Mail Stop 4561

April 12, 2007

Mr. Randolph H. Brownell, III
Chief Operating Officer and Chief Financial Officer
New Media Lottery Services, Inc.
370 Neff Avenue, Suite L
Harrisonburg, VA 22801

> **Re:     New Media Lottery Services, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2006**
> **Filed September 27, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006**
> **Filed September 19 and December 20, 2006**
> **File No. 0-49884**

Dear Mr. Brownell:

We have reviewed your response letter dated March 20, 2007 and have the following additional comments.

Form 10-KSB/A for fiscal year ended April 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page F-7

1.      We have read your responses to our prior comments 2 and 3.  Please tell us how the brokerage commissions of $340,714, which resulted in net proceeds of $3,177,194, relate to the offering costs of $1,300,299 per the statement of cash flows, and how such offering costs were recorded in the financial statements.

2.      We have read your response to our prior comment 4.  In future filings, please revise to disclose the entire amount, including principal and interest, which was retired by issuance of common stock as a non-cash activity on your statement of cash flows.

2f.  Basic Net Loss per Share of Common Stock, page F-9

3.      We have read your response to our prior comment 8.  Please tell us whether you have warrants outstanding and, if so, please tell us and revise in future filings to

disclose the terms and number of warrants outstanding, as well as how such
warrants have been accounted for in the financial statements.

Form 10-QSB for fiscal quarter ended October 31, 2006

Financial Statements

Note 3 – Material Events, page 6

4.      We have reviewed your response to our prior comment 13.  Given that NM-PLC
is a consolidated subsidiary, we do not understand your statement that the share
issuances are only reflected in the financial statements to the extent of changes in
minority ownership.  Please tell us whether you recorded an asset related to the
grant of the license from LVGI or compensation related to the shares issued to
Tony Caporicci, including an explanation of how you determined the fair value of
the shares issued.  Please cite relevant accounting literature in your response.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please submit a response letter with your
proposed revisions on EDGAR that keys your responses to our comments and provides
any requested information.  Detailed response letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant